PRESS RELEASE
CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE April 9, 2009

ACQUISITION OF SHARES OF VATUKOULA GOLD MINES PLC

Vancouver, British Columbia, April 9, 2009 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) announces that it has entered into a private agreement to acquire 347,669,022 ordinary  shares (the “Shares”) of Vatukoula Gold Mines plc (“VGM”) for consideration of £2,538,000 (approximately C$4,555,000).  The Shares acquired represent approximately 18.25% of the issued share capital of VGM.

Vatukoula Gold Mines plc is a UK company, listed on the Alternative Investment Market (“AIM”) of the London Stock Exchange, which currently owns and operates the Vatukoula Gold Mine located in Fiji.

The Vatukoula Gold Mine has an operational history of over 70 years during which time it is reported to have produced some seven million ounces of gold and over two million ounces of silver from the treatment of around 22,500,000 tonnes of ore.  The mine has a reported mineral resource of 12.2 million tonnes (Measured and Indicated) at a grade of 9.47 grams per tonne of gold and 4.6 million tonnes (Inferred) at a grade of 10.77 grams per tonne of gold (JORC Reporting Standard Competent Persons Report: March 2008).  Production at the mine was suspended by the previous owners in 2006, following which VGM acquired the mine and restarted operations.

The Shares described herein are being acquired for investment purposes.  Depending on market and other conditions, Canadian Zinc may from time to time in the future increase or decrease its ownership, control or direction over the Shares or other shares of VGM, through market transactions, private agreements or otherwise.

About Canadian Zinc:

The Company’s principal focus is its efforts to advance the Prairie Creek Mine, a zinc/lead/silver property located in the Northwest Territories of Canada, towards production. The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

Cautionary Statement - Forward Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits,  the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com